Exhibit 99.1

MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2016 FIRST QUARTER RESULTS

Financial Highlights for Fiscal 2016 First Quarter

(Year over Year (YoY) growth % are on constant currency basis(1); please see table below for YoY growth % on actual basis)

•	Revenue less service costs(2) increased 14.7% YoY to $38.1 million in 1Q16. Hotels and packages contribution increased to 48.5% in 1Q16 versus 45.2% in 4Q15.

•	Gross Bookings(5) reached $467.9 million in 1Q16, representing a YoY increase of 15.6% and a QoQ increase of 17.7%.

•	Transactions for Hotels and packages increased by 14.4% YoY in 1Q16. Hotels and packages (excluding ETB(6)) transactions increased by 27.6% YoY in 1Q16.

•	Transactions for MMT India(6) Standalone Hotels booked Online increased by 78.1% YoY and MMT India(6) Standalone Hotels booked on Mobile increased by 216.1% YoY in 1Q16.

•	Transactions for air ticketing grew by 45.6% YoY in 1Q16.

Gurgaon, India and New York, July 30, 2015 — MakeMyTrip Limited (Nasdaq: MMYT), India’s leading online travel company, today announced its unaudited financial and operating results for its fiscal quarter ended June 30, 2015.

“As we begin the new fiscal 2016, we believe we are on the cusp of a second wave of internet penetration driven by unprecedented smartphone penetration which is helping drive online booking behavior in the strategic India standalone hotels segment. We were able to leverage our investments on the mobile channel and in the hotels segment to drive 78% transaction growth in India standalone online hotels fueled by over 200% growth on transactions coming from mobile channel during this quarter” said Deep Kalra, Group Chairman and Group CEO. “This makes us believe that it’s the right time for us to single mindedly focus on accelerating transaction growth in the Hotels and Packages business to grow our market share in this strategic segment with a view of consolidating long term market leadership in the OTA space.”

(in thousands except EPS)	3 months Ended June 30, 2014	3 months Ended June 30, 2015	YoY Change	YoY Change in constant currency(1)
Financial Summary as per IFRS
Revenue	$94,844.0	$93,659.6	-1.2%	5.2%
Results from Operating Activities	($3,362.0)	($6,130.0)
Loss for the period	($3,964.0)	($6,936.0)
Diluted loss per share	($0.09)	($0.16)
Financial Summary as per non-IFRS measures
Revenue Less Service Costs(2)	$35,452.6	$38,102.8	7.5%	14.7%
Air Ticketing	$16,475.2	$18,262.0	10.8%	17.6%
Hotels & packages	$17,872.9	$18,368.1	2.8%	10.4%
Other	$1,104.6	$1,472.7	33.3%	41.3%
Adjusted Operating Profit (Loss)(3)	$267.0	($1,593.7)
Adjusted Net Profit (Loss)(4)	$190.8	($2,231.0)
Adjusted Diluted Earnings (loss) per share(4)	$0.004	($0.05)

Operating Metrics
Gross Bookings(5)	$432,175.6	$467,882.6	8.3%	15.6%
Air Ticketing	$282,074.9	$329,353.6	16.8%	23.9%
Hotels & packages	$150,100.7	$138,529.0	-7.7%	-0.1%
Number of Transactions
Air Ticketing	1102.0	1605.0	45.6%
Hotels & packages	376.0	430.1	14.4%
Hotels & Packages (excluding ETB(6))	282.0	359.9	27.6%
MMT India(6) standalone Hotels (Transactions)
Standalone Hotels booked Online(7)	137.9	245.7	78.1%
Standalone Hotels booked on Mobile	33.8	106.9	216.1%

(1)	Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the reporting for the historical average rate used in the prior year’s comparable fiscal period.
(2)	Represents IFRS revenue after deducting service costs. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board.
(3)	Results from operating activities excluding employee share-based compensation costs, merger and acquisitions related expenses, severance cost related to a prior acquisition and amortization of acquisition related intangibles.
(4)	Profit (Loss) for the period excluding employee share-based compensation costs, severance cost related to a prior acquisition, merger and acquisitions related expenses, amortization of acquisition related intangibles, net change in value of financial liability in business combination, and income tax expense.
(5)	Represents the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, net of cancellations and refunds.
(6)	MMT India refers to our Indian subsidiary “MakeMyTrip (India) Private Limited” and ETB refers to “Easy To Book Service B.V.”, the main operating entity of the group of companies known as the Easytobook.com group.
(7)	Standalone Hotels Booked Online include Standalone Hotels Booked on Mobile in addition to bookings on Desktops and laptops.

Please see “About Non-IFRS Financial Measures” included within this release to understand the importance of the financial measures set forth in notes (1) to (7) above. Reconciliations of IFRS financial measures to non-IFRS operating results are included at the end of this release.

Recent Developments

Investment in Bona Vita Technologies Private Limited (“Bona Vita”)

In July 2015, MakeMyTrip Limited invested $ 5 million in Bona Vita Technologies Private Limited acquiring majority shareholding on a fully diluted basis. Bona Vita is a new venture and was founded by Mr. Amitabh Misra who has extensive experience in the technology market and till February 2015 held the position of chief technology officer at Snapdeal.com. Bona Vita intends to use the cash proceeds to build differentiated products in the travel industry.

Other Information

Share Repurchase

The following table provides information about purchases made by us during the periods presented of our outstanding ordinary shares, par value USD 0.0005 per share:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share(2)		(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(1)
Up to 03/31/15	60,242		$15.37	60,242	$24,074,275
04/01/15 – 04/30/15	NIL	$	NIL	NIL	$24,074,275
05/01/15 – 05/31/15	95,000		$18.67	95,000	$22,300,575
06/01/15 – 06/30/15	NIL	$	NIL	NIL	$22,300,575

Total	155,242		$17.39	155,242	$22,300,575

(1)	On November 6, 2012, our Board of Directors authorized the Company to purchase outstanding ordinary shares, par value $0.0005 per share, of the Company. The authorization permits us to purchase our ordinary shares in the open market, in privately negotiated transactions or otherwise in an aggregate amount of up to $25 million. As of June 30, 2015, we had remaining authority to repurchase up to approximately $22.3 million of our outstanding ordinary shares.
(2)	The average price paid per share excludes broker and transaction fees.

Fiscal 2016 First Quarter Financial Results

Revenue. We generated revenue of $93.7 million in the quarter ended June 30, 2015, decrease of 1.2% (an increase of 5.2% in constant currency) over revenue of $94.8 million in the quarter ended June 30, 2014.

Air Ticketing. Revenue from our air ticketing business increased by 20.0% (27.3% in constant currency) to $19.8 million in the quarter ended June 30, 2015 from $16.5 million in the quarter ended June 30, 2014. Our revenue less service costs increased by 10.8% (17.6% in constant currency) to $18.3 million in the quarter ended June 30, 2015 from $16.5 million in the quarter ended June 30, 2014. This was primarily due to an increase in gross bookings of 16.8% (23.9% in constant currency) and a 45.6% increase in the number of transactions year over year, partially offset by a decrease in net revenue margin (defined as revenue less service cost as a percentage of gross bookings) from 5.8% in the quarter ended June 30, 2014 to 5.5% in the quarter ended June 30, 2015. The transaction growth in the quarter ended June 30, 2015 was largely driven by special fares offered by Indian domestic carriers.

Hotels and Packages. Our revenue from our hotels and packages business decreased by 6.3% (0.01% in constant currency) to $72.4 million in the quarter ended June 30, 2015, from $77.3 million in the quarter ended June 30, 2014. Our revenue less service costs increased by 2.8% (10.4% in constant currency) to $18.4 million in the quarter ended June 30, 2015 from $17.9 million in the quarter ended June 30, 2014. This was due to an increase of 14.4% in the number of transactions year over year and an increase in net revenue margin from 11.9% in the quarter ended June 30, 2014 to 13.3% in the quarter ended June 30, 2015. The net revenue margin was in line with net revenue margins of 13.2% for the fiscal year ended March 31, 2015.

Other Revenue. Our other revenue increased to $1.5 million in the quarter ended June 30, 2015 from $1.1 million in the quarter ended June 30, 2014, primarily due to an increase in facilitation fees on travel insurance.

Total Revenue less Service Costs. Our total revenue less service costs increased by 7.5% (14.7% in constant currency) to $38.1 million in the quarter ended June 30, 2015 from $35.5 million in the quarter ended June 30, 2014, primarily as a result of a 10.8% (17.6% in constant currency) increase in our air ticketing revenue less service costs and a 2.8% (10.4% in constant currency) increase in our hotels and packages revenue less service costs.

Personnel Expenses. Our personnel expenses increased by 15.1% to $12.4 million in the quarter ended June 30, 2015 from $10.8 million in the quarter ended June 30, 2014. This increase was on account of higher employee share-based compensation costs in the quarter ended June 30, 2015 driven by annual wage increase. Excluding employee share-based compensation costs, personnel expenses as a percentage of net revenue decreased by 0.9% year over year.

Other Operating Expenses. Our other operating expenses increased by 13.7% to $29.9 million in the quarter ended June 30, 2015 from $26.3 million in the quarter ended June 30, 2014, primarily as a result of an increase in advertisement expenses to accelerate growth in our hotels and packages business, along with increases in payment gateway charges and outsourcing fees, in line with the growth in our business.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities was a loss of $6.1 million in the quarter ended June 30, 2015 as compared to a loss of $3.4 million in the quarter ended June 30, 2014. Excluding the effects of our employee share-based compensation costs, amortization of acquisition related intangibles for the both quarters ended June 30, 2015 and 2016, merger and acquisitions related expenses for the quarter ended June 30, 2015 and severance cost related to a prior acquisition for the quarter ended June 30, 2014, we would have recorded an operating loss of $1.6 million in the quarter ended June 30, 2015 as compared with an operating profit of $0.3 million in the quarter ended June 30, 2014.

Net Finance Income (Cost). Our net finance cost was $0.7 million in the quarter ended June 30, 2015 as compared to net finance cost of $0.5 million in the quarter ended June 30, 2014, primarily due to higher foreign exchange losses due to a weakening of the Euro and the Indian Rupees versus the U.S. Dollar in the quarter ended June 30, 2015.

Profit (Loss) for the period. As a result of the foregoing factors, our loss for the quarter ended June 30, 2015 was $6.9 million as compared to a loss of $4.0 million in the quarter ended June 30, 2014. Excluding the effects of employee share-based compensation costs, amortization of acquisition related intangibles, net change in value of financial liability related to business combination and income tax expense for both the quarter ended June 30, 2014 and 2015; and merger and acquisitions related expenses for the quarter ended June 30, 2015 and severance cost related to a prior acquisition for the quarter ended June 30, 2014, we would have recorded a net loss of $2.2 million in the quarter ended June 30, 2015 and a net profit of $0.2 million in the quarter ended June 30, 2014.

Diluted Earnings (Loss) per share. Diluted loss per share was $0.16 for the quarter ended June 30, 2015 as compared to diluted loss per share of $0.09 in the quarter ended June 30, 2014. After adjusting for employee share-based compensation costs, amortization of acquisition related intangibles, net change in value of financial liability related to business combination and income tax expense for both the quarter ended June 30, 2014 and 2015; and merger and acquisitions related expenses for the quarter ended June 30, 2015 and severance cost related to a prior acquisition for the quarter ended June 30, 2014, as mentioned in the preceding paragraph, diluted loss per share would have been $0.05 in the quarter ended June 30, 2015, compared to diluted earnings per share of $0.004 in the quarter ended June 30, 2014.

Fiscal Year 2015-16 Outlook

We believe growing mobile penetration among internet users, increasing online shift in the predominantly offline domestic hotels segment and our balance sheet strength provide us a unique opportunity at this stage to accelerate market share growth in the Hotels and Packages segment to further strengthen our leadership position in the key Indian hotels market. We expect this would entail additional marketing investments and pricing tradeoffs for aggressive acquisition of hotel customers. This combined with margin pressure in Air ticketing business could lead to modest year on year net revenue growth.

Accordingly, to reflect the current business environment and priorities more appropriately, we deem appropriate to provide transaction growth guidance in the strategic hotels and packages segment for the rest of current fiscal year 2016 in addition to the net revenue guidance for the full fiscal year.

We hereby initiate our new year on year transactions based growth guidance for the rest of fiscal year 2016 as follows:

•	Hotel and Packages transactions growth (excluding ETB) of 50% to 55%;

•	India standalone online hotel transactions growth of 75% to 100%;

In view of the above priorities and focus on Hotels & Packages and India online hotel transaction growth, which is going to come at the expense of margin and other associated costs, our current guidance on Net Revenue growth in constant currency is being revised at 10% to 15% for the fiscal year 2016.

We believe this is the right long term strategy to take for the business.

Conference Call

MakeMyTrip will host a conference call to discuss the company’s results for the quarter ended June 30, 2015 beginning at 10:00 a.m. EDT on July 30, 2015. To participate, please dial + 1-877-546-5021 from within the U.S. or +1-857-244-7553 from any other country. Thereafter, callers will be prompted to enter the participant passcode 41976811. A live webcast of the conference call will also be available through the Investor Relations section of the Company’s website at http://investors.makemytrip.com.

A telephonic replay of the conference call will be available for one month by dialing +1-888-286-8010 and using passcode 23233951. A one month replay of the live webcast will also be available at http://investors.makemytrip.com, shortly following the conclusion of the call.

About Non-IFRS Financial Measures

As certain parts of our revenues are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on revenue less service costs, which is a non-IFRS measure, as we believe that revenue less service costs reflects more accurately the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our revenue less service costs may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

Constant currency results are financial measures that are not in accordance with IFRS, and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior fiscal year.

The Company believes that adjusted operating profit (loss), adjusted net income (loss) and change in constant currency are useful in measuring the results of the Company. The IFRS measures most directly comparable to adjusted operating profit (loss) and adjusted net income (loss) are results from operating activities and profit (loss) for the period, respectively. The Company believes that adjustments to these IFRS measures (including employee stock compensation costs, expenses such as amortization of acquisition related intangibles (including trade name, customer relationship and non-compete), merger and acquisition related expenses, severance cost related to a prior acquisition, net change in value of financial liability related to business combination, and income tax benefit (expense)) provide investors and analysts a more accurate representation of the Company’s operating results.

A limitation of using adjusted operating profit (loss) and adjusted net profit (loss) versus operating profit (loss) and net profit (loss) calculated in accordance with IFRS is that these non-GAAP financial measures exclude a recurring cost, namely share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from adjusted operating profit (loss) and adjusted net profit (loss).

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Such statements include, among other things, quotations from management as well as MakeMyTrip’s (MMYT) strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of MMYT’s shares, MMYT’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase MMYT’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop MMYT’s corporate travel business, damage to or failure of MMYT’s infrastructure and technology, loss of services of MMYT’s key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of MMYT’s 20-F dated June 9, 2015, filed with the United States Securities and Exchange Commission. All information provided in this release is provided as of the date of issuance of this release, and MMYT does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited

MakeMyTrip Limited is the parent company of MakeMyTrip (India) Private Limited, India’s largest online travel company, MakeMyTrip Inc. (USA), MakeMyTrip FZ LLC (UAE), Luxury Tours & Travel Pte Ltd (Singapore), Luxury Tours (Malaysia) Sdn Bhd, the Hotel Travel Group (Thailand), the ITC Group (Thailand) and the Easytobook Group (Netherlands). The Company’s services and products include air tickets, customized holiday packages, hotel bookings, railway tickets, bus tickets, car hire and facilitating access to travel insurance. Through its primary websites, www.makemytrip.com, www.hoteltravel.com and www.easytobook.com and other technology-enhanced platforms, the Company provides access to all major domestic full-service and low-cost airlines operating to and from India, all major airlines operating to and from India, over 25,500 hotels and guesthouses in India, more than 250,000 hotels outside India, Indian Railways and several major Indian bus operators.

For more details, please contact:

INVESTOR RELATIONS

Bill Lennan

MakeMyTrip Limited

+1 (646) 405-1311

bill.lennan@makemytrip.com

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

(Amounts in USD thousands)

	As at March 31, 2015	As at June 30, 2015
Assets
Property, plant and equipment	8,900	9,176
Intangible assets and goodwill	36,000	36,955
Trade and other receivables, net	901	943
Investment in equity-accounted investees	1,696	4,079
Other investments	5,938	5,995
Term deposits	864	5,913
Non-current tax assets	11,766	12,264
Other non-current assets	473	723

Total non-current assets	66,538	76,048

Inventories	1,997	414
Current tax assets	88	68
Trade and other receivables, net	28,951	27,981
Term deposits	92,628	77,482
Other current assets	40,346	36,842
Cash and cash equivalents	49,857	51,304

Total current assets	213,867	194,091

Total assets	280,405	270,139

Equity
Share capital	21	21
Share premium	242,662	243,312
Reserves	571	(1,150)
Accumulated deficit	(100,181)	(106,493)
Share based payment reserve	28,612	31,871
Foreign currency translation reserve	(14,427)	(14,934)

Total equity attributable to equity holders of the Company	157,258	152,627
Non-controlling interest	596	—

Total equity	157,854	152,627

Liabilities
Loans and borrowings	362	432
Employee benefits	1,345	1,474
Deferred revenue	3,147	2,926
Deferred tax liabilities	226	218
Other non- current liabilities	987	728

Total non-current liabilities	6,067	5,778

Loans and borrowings	137	148
Trade and other payables	103,655	98,711
Deferred revenue	4,149	4,161
Other current liabilities	8,543	8,714

Total current liabilities	116,484	111,734

Total liabilities	122,551	117,512

Total equity and liabilities	280,405	270,139

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

(Amounts in USD thousands, except per share data and share count)

	For the three months ended June 30,
	2014	2015

Revenue
Air ticketing	16,475	19,768
Hotels and packages	77,264	72,419
Other revenue	1,105	1,473

Total revenue	94,844	93,660
Other income	288	129
Service cost
Procurement cost of hotel and packages services	59,391	54,051
Cost of air tickets coupon	—	1,506
Personnel expenses	10,794	12,429
Other operating expenses	26,273	29,866
Depreciation and amortization	2,036	2,067

Results from operating activities	(3,362)	(6,130)

Finance income	737	609
Finance costs	1,284	1,346

Net finance Income (costs)	(547)	(737)

Share of loss of equity-accounted investees	(29)	(56)

Loss before tax	(3,938)	(6,923)
Income tax expense	(26)	(13)

Loss for the period	(3,964)	(6,936)

Other comprehensive income (loss)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations	(68)	(485)
Net change in fair value of available-for-sale financial assets	42	57

Other comprehensive income (loss) for the period, net of tax	(26)	(428)

Total comprehensive loss for the period	(3,990)	(7,364)

Profit (Loss) attributable to:
Owners of the Company	(3,946)	(6,912)
Non-controlling interest	(18)	(24)

Loss for the period	(3,964)	(6,936)

Total comprehensive income (loss) attributable to:
Owners of the Company	(3,972)	(7,325)
Non-controlling interest	(18)	(39)

Total comprehensive loss for the period	(3,990)	(7,364)

Loss per share
Basic	(0.09)	(0.16)
Diluted	(0.09)	(0.16)

Weighted average number of shares
Basic	41,686,519	41,932,384
Diluted	41,686,519	41,932,384

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

(Amounts in USD thousands)

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Reserve for Own Shares	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interest	Total Equity

Balance as at April 1, 2015	21	242,662	(438)	1,009	(100,181)	28,612	(14,427)	157,258	596	157,854
Total comprehensive income (loss) for the period
Loss for the period	—	—	—	—	(6,912)	—	—	(6,912)	(24)	(6,936)

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	(470)	(470)	(15)	(485)
Net change in fair value of available-for-sale financial assets	—	—	—	57	—	—	—	57	—	57

Total other comprehensive income (loss)	—	—	—	57	—	—	(470)	(413)	(15)	(428)

Total comprehensive income (loss) for the period	—	—	—	57	(6,912)	—	(470)	(7,325)	(39)	(7,364)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	—	3,915	—	3,915	—	3,915
Issue of ordinary shares on exercise of share based awards	—	650	—	—	—	(650)	—	—	—	—
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	6	(6)	—	—	—	—
Own shares acquired	—	—	(1,778)	—	—	—	—	(1,778)	—	(1,778)

Total Contributions by owners	—	650	(1,778)	—	6	3,259	—	2,137	—	2,137

Changes in ownership interests in subsidiaries that do not result in a loss of control
Acquisition of non-controlling interest	—	—	—	—	594	—	(37)	557	(557)	—

Total changes in ownership interest in subsidiaries	—	—	—	—	594	—	(37)	557	(557)	—

Total transactions with owners	—	650	(1,778)	—	600	3,259	(37)	2,694	(557)	2,137

Balance as at June 30, 2015	21	243,312	(2,216)	1,066	(106,493)	31,871	(14,934)	152,627	—	152,627

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(UNAUDITED)

(Amounts in USD thousands)

	For the three months ended June 30,
	2014	2015

Loss for the period	(3,964)	(6,936)
Adjustments for non-cash items	5,199	6,790
Change in working capital	2,977	(78)

Net cash generated from (used in) operating activities	4,212	(224)

Net cash generated from (used in) investing activities	(1,784)	4,240

Net cash generated from (used in) financing activities	(1,163)	(2,678)

Increase (decrease) in cash and cash equivalents	1,265	1,338
Cash and cash equivalents at beginning of the period	38,012	49,857
Effect of exchange rate fluctuations on cash held	(154)	110

Cash and cash equivalents at end of the period	39,123	51,305

MAKEMYTRIP LIMITED

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES

(Unaudited)

(Amounts in USD thousands)

	Three months ended June 30,
	Air ticketing		Hotels and packages		Others		Total
	2014	2015	2014	2015	2014	2015	2014	2015

Revenue as per IFRS	16,475	19,768	77,264	72,419	1,105	1,473	94,844	93,660

Less:
Service cost as per IFRS	—	1,506	59,391	54,051	—	—	59,391	55,557

Revenue less service cost	16,475	18,262	17,873	18,368	1,105	1,473	35,453	38,103

Reconciliation of Adjusted Operating Profit (Loss)	For the three months ended June 30,
(Unaudited)	2014	2015

Results from operating activities as per IFRS	(3,362)	(6,130)
Add: Employee share-based compensation costs	2,567	3,915
Add: Merger and acquisitions related expenses	—	178
Add: Acquisition related intangibles amortization	424	444
Add: Severance cost related to a prior acquisition	638	—

Adjusted Operating Profit (Loss)	267	(1,593)

Reconciliation of Adjusted Net Profit (Loss)	For the three months ended June 30,
(Unaudited)	2014	2015

Profit (Loss) for the period as per IFRS	(3,964)	(6,936)
Add: Employee share-based compensation costs	2,567	3,915
Add: Acquisition related intangibles amortization	424	444
Add: Severance cost related to a prior acquisition	638	—
Add: Merger and acquisitions related expenses	—	178
Add (Less): Net change in value of financial liability related to business combination	499	155
Less: Income tax expense	26	13

Adjusted Net Profit (Loss)	190	(2,231)

Adjusted Earnings (Loss) per share
Diluted	0.004	(0.05)

	For the three months ended June 30, 2015
	Revenue				Revenue less service costs
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and packages	Other	Total	Air Ticketing	Hotels and packages	Other	Total
Reported Growth	20.0%	-6.3%	33.3%	-1.2%	10.8%	2.8%	33.3%	7.5%
Impact of Foreign Currency Translation	7.3%	6.3%	8.0%	6.5%	6.7%	7.6%	8.0%	7.2%

Constant Currency Growth	27.3%	-0.01%	41.3%	5.2%	17.6%	10.4%	41.3%	14.7%

MAKEMYTRIP LIMITED

OPERATING DATA (Unaudited)

	For the three months ended June 30,
	2014	2015
	(Amounts in USD thousands, except
	percentages)
Number of transactions
Air ticketing	1,102.0	1,605.0
Hotels and packages (1)	376.0	430.1

Revenue less service cost:
Air ticketing	16,475.2	18,262.0
Hotels and packages	17,872.9	18,368.1
Other revenue	1,104.6	1,472.7

	35,452.6	38,102.8

Gross Bookings
Air ticketing	282,074.9	329,353.6
Hotels and packages	150,100.7	138,529.0

	432,175.6	467,882.6

Net revenue margins
Air ticketing	5.8%	5.5%
Hotels and packages	11.9%	13.3%

Combined net revenue margin for air ticketing and hotels and packages	7.9%	7.8%

Note 1:

	MMYT Group (Excluding ETB)			Easytobook Group (ETB)			MMYT Group
	3 months ended June 30,		YoY Change	3 months ended June 30,		YoY Change	3 months ended June 30,		YoY Change
Particulars	2014	2015		2014	2015		2014	2015
Number of Transactions
Hotels & Packages	282.0	359.9	27.6%	94.0	70.2	-25.3%	376.0	430.1	14.4%